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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                            SEC File No. 1-14028
                                                            CUSIP No. 431032101


(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q AND FORM 10-QSB  [ ] Form N-SAR

                 For Period Ended:     September 30, 2001
                                  ----------------------------

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ---------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Highlands Insurance Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

   1000 Lenox Drive
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Address of Principal Executive Office (Street and Number)

   Lawrenceville, New Jersey 08648-0426
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X
                                        ---

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial information to be filed with the Registrant's Form 10-Q Quarterly Report.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Stephen Kibblehouse             (609)                895-3009
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

================================================================================

                        Highlands Insurance Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2001              By:  /s/ Stephen L. Kibblehouse
     -----------------------------        --------------------------------------
                                          Stephen L. Kibblehouse,
                                          Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


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                                 ATTACHMENT A

   The Company issued the following press release on November 14, 2001:

                        HIGHLANDS INSURANCE GROUP, INC.
                     ANNOUNCES THIRD QUARTER 2001 RESULTS

   Lawrenceville, New Jersey - November 14, 2001 ...Highlands Insurance Group, Inc. (NYSE:HIC), a property and casualty insurer, today reported a net loss of $30.5 million ($2.31 per diluted share) for the third quarter of 2001, compared with net income of $3.0 million ($.23 per diluted share) in the third quarter of 2000. The nine-month year-to-date net loss for 2001 was $65.0 million ($4.92 per diluted share) compared with net income of $8.5 million ($.65 per diluted share) for same period of 2000. The Company's results for the third quarter of 2001 reflect loss reserve strengthening of approximately $27.6 million. Loss reserve strengthening included in the nine months of 2001 totaled approximately $52.8 million. As of September 30, 2001, the Company's stockholders' equity was $126.6 million, resulting in a book value per share of $9.57.

   On November 13, 2001, the Company's lending banks under the Credit Agreement dated April 30, 1997 agreed to waive certain events of default under that Agreement for the period September 30, 2001 to December 31, 2001. As previously reported, the Company has retained two investment advisors and continues to explore available strategic and other financial alternatives.

   The Company is implementing a comprehensive financial plan to restructure the Company. This plan calls for a reduction of premiums to below $200 million from over $400 million in 2001, focusing on retaining historically profitable segments of the business. Accompanying the reduction in premium, the Company is taking action to manage expenses to appropriate levels.

   For additional information, please see the Company's Form 10-Q which will be filed with the U.S. Securities and Exchange Commission.

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     "Safe Harbor" Statement under Private Securities Litigation Reform Act of
1995

     Certain sections of this press release contain statements which represent the Company's expectations or beliefs concerning future events and are "forward looking statements" within the meaning of Section 21E of the Exchange Act. The Company cautions that there are a variety of factors which may cause actual results to differ materially from those forward looking statements, including without limitation: changes in property and casualty reserves; catastrophe losses; premium growth; product pricing environment; availability of credit; changes in government regulation; performance of financial markets; fluctuations in interest rates; availability and pricing of reinsurance; the outcome of various litigation matters and administrative proceedings; and general economic and market conditions.
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